## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C/A

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement: <u>Increasing the Minimum Individual Subscription Amount from $515 to $1,030 as of the filing date of this Form C/A.</u>
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Musaffa, Inc.

*Legal status of Issuer:*

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> April 25, 2022

*Physical Address of Issuer:*

One World Trade Center, 285 Fulton St, New York, NY 10007

*Website of Issuer:*

https://musaffa.com/

*Is there a co-issuer? _X__ yes __ no.*

*Name of the co-issuer:*

*Musaffa CFV LLC*

*Name of Intermediary through which the Offering will be Conducted:*

Dealmaker

*CIK Number of Intermediary:*

0001872856

*SEC File Number of Intermediary:*

008-70756

**CRD Number of Intermediary:**

315324

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

At the conclusion of the offering, the issuer shall pay a fee of seven and a half percent (7.5%) of the amount raised in the offering to the Intermediary. Intermediary also receives a $15,000 upfront fee, and $2,000/month while the offering is open.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

None

**Type of Security Offered:**

Class B Common Stock

**Target Number of Securities to be Offered:**

10,000 Shares

**Maximum Number of Securities to be Offered:**

4,750,000 Shares

**Price (or Method for Determining Price):**

$1.00

**Target Offering Amount:**

$10,000.00

**Maximum Offering Amount**

$4,844,999.98

**Early Bird Threshold**

Not Applicable

**Oversubscriptions Accepted:**
☑ Yes
☐ No

**Oversubscriptions will be Allocated:**
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

**Deadline to reach the Target Offering Amount:**

March 18, 2025

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

Current Employee Count:

- Full-time employees: 21
- Part-time employees: 9

Current Contractor Count:

- Full-time contractors: 14
- Part-time contractors: 2

| | Most recent fiscal year-end (2023) | Prior fiscal year-end (2022) * |
|---|---|---|
| **Total Assets** | $1,170,093 | $237,779 |
| **Cash & Cash Equivalents** | $870,555 | $83,095 |
| **Accounts Receivable** | $1,332 | $2,109 |
| **Short-term Debt** | $333,151 | $35,693 |
| **Long-term Debt** | $0 | $35,224 |
| **Revenues/Sales** | $24,000 | $21,395 |
| **Cost of Goods Sold** | $142,853 | $88,337 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | -$889,307 | -$291,932 |

**\*** Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC. Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. In December 2023 the Company began the process of forming a subsidiary, Musaffa Financing Broker Co., in Dubai, UAE for purposes of business operations in the country.

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

## MUSAFFA, INC.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

### SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A ...................................................................................................................i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS .................................................i

THE OFFERING AND THE SECURITIES ...........................................................................................1

    The Offering ............................................................................................................................1

    The Deal Page ..........................................................................................................................1

    The Securities ..........................................................................................................................2

COMMISSION AND FEES ...............................................................................................................5

TRANSACTION PROCESSING .........................................................................................................5

RISK FACTORS ...........................................................................................................................5

    Risks Related to the Company's Business and Industry ...........................................................5

    Risks Related to the Offering ....................................................................................................9

    Risks Related to the Securities ................................................................................................10

THE BUSINESS ...........................................................................................................................13

    Executive Summary ................................................................................................................13

    Company Description ..............................................................................................................13

    Market Landscape ..................................................................................................................14

    Global Outlook ......................................................................................................................15

    Product Offering ....................................................................................................................16

    Product Roadmap ..................................................................................................................16

    Competitors ...........................................................................................................................17

    Customer Base .......................................................................................................................18

    Growth Strategies ..................................................................................................................19

    Global Business Model & Revenue Streams ..........................................................................20

    Intellectual Property ..............................................................................................................21

    Governmental/Regulatory Approval and Compliance .............................................................21

    Litigation ...............................................................................................................................21

USE OF PROCEEDS .....................................................................................................................21

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS ............................................................22

    Indemnification ......................................................................................................................23

CAPITALIZATION, DEBT AND OWNERSHIP ..................................................................................23

    Capitalization .........................................................................................................................23

FINANCIAL INFORMATION ..........................................................................................................25

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST .....................................28

TAX MATTERS ...........................................................................................................................28

LEGAL MATTERS .......................................................................................................................29

ADDITIONAL INFORMATION ........................................................................................................29

SIGNATURE ...............................................................................................................................1

EXHIBIT A .................................................................................................................................1

EXHIBIT B .................................................................................................................................2

EXHIBIT C .................................................................................................................................3

**ABOUT THIS FORM C/A**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than Dealmaker crowdfunding portal (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

i

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $4,844,999.98 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**), including the anticipated investor transaction fee (see below). The minimum individual subscription amount is $1,030.00 consisting of a 1,000 share purchase at $1.00, including an investor fee of 3% (See "**Transaction Fee**" below) ("Minimum Individual Subscription Amount"). The maximum individual subscription amount is $1,000,000 (for accredited investors) consisting of a 1,000,000 share purchase at $1.00 (i.e. an investment of this size would not incur a Transaction Fee because the investment amount exceeds $2,499.99) ("Maximum Individual Subscription Amount"). The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by March 18, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**").

Investors participating in the Offering shall be subject to transaction fees (the "**Transaction Fee**") as follows:

1. For investments between $1,000 and $2,499.99, a flat transaction fee of three percent (3%) shall apply.

2. For investments totaling $2,500 or more, no transaction fee shall be charged for the whole amount.

The Company reserves the right to adjust these fees in its sole discretion. The Intermediary will receive a cash commission on this fee. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://invest.musaffa.com (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C/A and the Instrument attached as Exhibit B, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The DealMaker Transfer Agent, LLC will act as the transfer agent and registrar for the Securities.

*Investment in the Co-Issuer*

Investors will make their investments by investing in interests issued by Musaffa CFV LLC, a Wyoming limited liability company, which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the DealMaker platform. All references in this Form C/A to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

*Securities Issued by the SPV*

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed as of November 13, 2023, the filing of Form C. The SPV has conducted audits of its financials and prepared the audit report for the year 2023. The SPV is managed by Dilshod Jumaniyazov, appointed manager of SPV ("Manager") and is a co-issuer with the Company of the securities being offered in this offering (the "Co-Issuer"). The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

*Voting Rights*

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the proxy is in effect.

### *Restriction on Transferability*

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Operating Agreement of Musaffa CFV LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

### *Dividends and/or Distributions*

The Securities will entitle Investors to distributions and dividends pursuant to the Articles of Incorporation and the Bylaws of the Company, as applicable, if and when such distributions or dividends are paid in the discretion of the Company. The Company cannot guarantee that Investors will received distributions or dividends in respect of the investment.

### *Dissolution*

If there is a **Dissolution Event** (as defined below), subject to the preferences applicable to any other series of stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### *Termination*

Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

### *Voting and Control*

The Securities have no voting rights unless otherwise provided for by the Company.

The Company does not have any voting agreements in place.

### *Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

### *Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the securities into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

### Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the closing of the Offering, because the amount of capital stock to be issued is based on the occurrence of future events including the consummation of the Offering.

### Certain Definitions

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

## COMMISSION AND FEES

**Cash Commission**

At the conclusion of the Offering, the issuer shall pay a cash fee of seven and a half percent (7.5%) of the amount raised in the Offering to the Intermediary.

**Fees**

At the conclusion of the Offering, the Intermediary and its affiliates will have also received a one-time set up fee prior to launch of $15,000 and a $2,000/month account management and software fee during the Offering.

## TRANSACTION PROCESSING

**Notifications**

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

**Rolling and Early Closings**

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for the Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the

5

problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate significant sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue the Securities to investors upon the completion of the Offering.***

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

### *We rely on various intellectual property rights, including trademarks, in order to operate our business.*

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

### *The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

### *Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.*

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

### *Damage to our reputation could negatively impact our business, financial condition and results of operations.*

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

### *Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***The Company has significant competition from similar platforms, products, and services.***

The Company provides a professional social networking platform, and as such, faces competition from other social media platforms and professional networking service providers. Further, social networks are a network good, and therefore attracting new users depends on the platform's existing user base. There can be no guarantee that the platform will acquire enough users to attract sufficient additional users to successfully establish the platform and compete with the Company's competitors.

The markets in which our services are sold are highly competitive. Our services compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded platforms and services. Product quality, performance, value and packaging are also important differentiating factors.

*Litigation*

We make a significant effort to keep the company protected from various litigation and claims. As a company operating in a complex environment, we acknowledge that the Company is not immune to the risk of litigation, particularly in the course of its dealings with service providers and employees. However, to mitigate these risks, we have implemented robust contractual arrangements, working on building a comprehensive compliance program, and other dispute resolution processes. We are also investing in preventative measures such as training for our staff, establishing clear communication channels for addressing grievances, and fostering a culture of respect and transparency. Recently, we strengthened our commitment to legal risk management by hiring an in-house lawyer. This addition to our team is aimed at ensuring that our transactions and relationships are structured and managed in a manner that not only meets legal requirements, but also minimizes the potential for disputes. Nevertheless, while we are committed to minimizing the likelihood and potential impact of litigation, it is impossible to entirely negate this risk.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

***Investors will not have voting rights.***

Investors will not have the right to vote upon matters of the Company. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors be entitled to payments and even then, such payments will be limited to the amount of cash available to the Company.

***Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or a liquidity event such as a sale of the Company or an initial public offering. If no liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services. The Securities have no voting rights or ability to direct the Company or its actions.

11

***Any Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**THE BUSINESS**

**Executive Summary**

At Musaffa, we are a data-driven, mobile-first, Shariah-focused organization with a mission to develop proprietary technologies and platforms to deliver financial services and products to the underserved Muslim population globally. Currently, we offer services across 180 countries, providing financial education, global Shariah-compliant stock and ETF (Exchange-Traded Fund) screening, and investment research solutions through our web platform and apps under the brand name Musaffa.

Our primary focus is to provide an exceptional user experience to the underserved demographic by targeting the near-prime digitally savvy individuals in selected markets.

After securing additional funds, we plan to launch Shariah-compliant trading platforms across multiple countries, using a variety of strategies. We intend to utilize the funds raised primarily for operational costs, research and development, compliance measures, marketing expenses, and the hiring of new employees.

**Company Description**

Musaffa, incorporated in Delaware, United States, is a Shariah-compliant and data-driven financial technology (Fintech) company with a mission to promote financial inclusion for underserved Muslim populations globally, often overlooked by traditional financial institutions. Our goal is to create a technology-driven global Shariah-complaint trading platform, enabling Muslim investors to invest in Shariah-compliant global stocks & ETFs.

At Musaffa, we leverage artificial intelligence, big data, and mobile-first technology to develop proprietary technologies and platforms, ensuring an exceptional user experience for our customers.

Through our proprietary technology, Muslim investors will be able to seamlessly engage in the following activities within a unified platform adhering to Shariah principles:

- Easily learning Islamic financial principles and investment concepts
- Screening over 120,000 global stocks and 9,000 ETFs for Shariah compliance, and conducting fundamental research to identify profitable halal companies
- Investing in regional and US Shariah-compliant stocks and ETFs
- Linking current portfolios from other brokerages to the Musaffa platform to monitor Shariah compliance through a built-in notification system
- Purifying profits by donating the non-halal portion to charities

With the increasing demand for halal investment options and greater transparency among Muslim investors, Musaffa aims to expand its products globally.

Musaffa's all-in-one research and trading apps utilize proprietary data-screening solutions developed by dedicated financial analysts. These screening solutions combine Shariah principles and methodologies with in-depth financial analysis to ensure that the companies we cover meet Shariah compliance standards.

Currently, we offer our Halal stock & ETF (Exchange-traded fund) screening solution in over 180 countries, screening over 80,000 global stocks and 3,000 ETFs for Shariah compliance. Our screening applications have established a successful track record, becoming the most downloaded application in its category worldwide, with over 850,000 downloads and an impressive 4.6 rating.

Concurrently, we are developing a global proprietary Shariah-compliant trading platform, with plans to launch in six Gulf Cooperation Council (GCC) countries by Q4 2024: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates.

Musaffa's infrastructure has evolved into a comprehensive solution through integrations with data provider partners such as Finnhub, Stockal, and Tradingview. Additionally, we have established global partnerships with fintech companies such as Stockal, Baraka Financial Limited, Hyssa Capital, Amal Invest, Raseed Invest, Amanah Advisors, and more partnerships currently in progress. These strategic alliances have empowered us to deliver a seamless, cost-effective, superior, and efficient user experience, providing fast screening and research tools within a secure digital environment. The validation of our platform's modularity, scalability, portability, and adaptability comes from these esteemed global fintech firms.

In order to achieve successful growth in our user and customer base, it is crucial to offer Islamic financial education alongside our financial products. This is the core motivation behind the establishment of Musaffa Academy, which is committed to empowering Muslim investors through financial education initiatives.

Our journey, marked by strong strategic alliances with industry leaders, reflects our dedication to revolutionizing Shariah-compliant fintech. These partnerships enable us to provide top-tier Islamic financial solutions and lay the foundation for a promising future.

*Musaffa's Achievements*

Since its inception, Musaffa has achieved significant milestones in the Islamic Finance community:

- 850,000+ Mobile App Downloads with a remarkable 4.6 App Rating
- 385,000+ Active Registered Users on the platform across 180 countries
- 600+ New Daily Active Registered Users
- 225,000+ Social Media Followers
- $0.46 Average User Acquisition Cost
- 6+ B2B Partnerships

**Market Landscape**

- According to the Pew Research Center:
  - Muslims will grow more than twice as fast as the overall world population between 2015 and 2060 and, in the second half of this century, will likely surpass Christians as the world's largest religious group.
  - While the world's population is projected to grow 32% in the coming decades, the number of Muslims is expected to increase by 70% – from 1.8 billion in 2015 to nearly 3 billion in 2060.

- According to a report released by Boston Consulting Group (BCG) and QED Investors:
  - Global financial technology revenues are projected to grow sixfold from $245 billion to $1.5 trillion by 2030.

- According to the British multinational bank Standard Chartered:
  - The global Islamic finance industry currently boasts assets of around $2.2 trillion.
  - Experts anticipate this figure expanding to $4.94 trillion by 2025, primarily due to increased investments in Islamic exchange-traded fund (ETF) products.

- According to the Global Islamic Fintech Report by the Qatar Financial Center:
  - In 2021, the Islamic Fintech market in OIC (Organization of Islamic Cooperation) countries, comprising 57 member states with 48 being Muslim majority, was valued at $79 billion, representing only 0.83% of the global Fintech market size measured by transaction volumes.
  - The Islamic Fintech market is projected to grow at a 17.9% CAGR (Compound Annual Growth Rate), reaching $179 billion by 2026, surpassing the global Fintech CAGR of 13.5%.
  - The top 6 OIC Fintech markets for Islamic Fintech transaction volume include Saudi Arabia, Iran, Malaysia, the UAE, Turkey, and Indonesia. These markets collectively make up 81% of the OIC Islamic Fintech market, emphasizing two prominent regional hubs within OIC countries for Islamic Fintech.

Many Muslims live in countries with low GDP per capita, like India, Indonesia, Pakistan, Bangladesh, and others. In these regions, traditional financial products are the norm for investments, with limited access to Shariah-compliant options. Musaffa seeks to change this by offering retail Muslim investors access to Shariah-compliant financial products, allowing them to start investing with as little as $100, including the option to invest in fractional shares. This approach lowers barriers and promotes increased Muslim participation in financial markets, thereby contributing to an improvement in their living standards.

*Regional opportunities for Musaffa:*

**North America:**

- 5+ Million Muslims
- Regulatory infrastructure
- High GDP per capita
- Educated population
- High digital penetration

**Europe:**

- 50+ Million Muslims
- Regulatory Infrastructure
- High GDP per capita
- Educated population
- High digital penetration

**MENA (Middle East and North Africa):**

- 300+ Million Muslims
- Relatively high GDP per capita (in some countries)
- Leader in Islamic Banking Assets
- Accepting innovative products
- Need for individual and institutional Islamic Asset Management products

**Asia:**

- 800+ million Muslims
- Large middle-class population
- Developed financial infrastructure in many areas
- Educated and religious
- Need for individual and institutional Islamic Asset Management products

**Global Outlook**

Building on the success of Musaffa's stock & ETF screening solution, we plan to gradually introduce our Shariah-complaint investment and trading platform in these key markets:

**Middle East:** Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates, Turkey.
**North Africa:** Egypt, Morocco, Tunisia, Algeria
**Central Asia:** Uzbekistan, Kazakstan
**Southeast Asia:** Malaysia, Indonesia, Singapore
**South Asia:** India, Pakistan, Bangladesh

These regions have high smartphone penetration, strong fintech adoption, and a large underserved population. Our entry strategy into these regions involves efficient collaboration with established Islamic institutions, advisors, brokerages, insurance providers, and financial institutions through a B2B (business-to-business) approach. Our core model focuses on intellectual property (IP) development, long-term sustainability, and localized execution, all supported by our strong consumer-facing brand.

Our digital platform will enable users to register and invest in both regional and US stocks within a single application. We are committed to maintaining the purity and integrity of our platform. Our esteemed Shariah board members carefully oversee every feature to ensure alignment with Islamic principles. We strictly adhere to the highest standards set by the Accounting and Auditing Organization for Islamic Financial Institutions (AAOFI) and Amanah Advisors, providing authentic Shariah-compliant services.

The rise of digital trading platforms has made investing accessible to more people, thanks to no-minimum investment accounts and zero-commission trading. Fractional share trading, introduced during the pandemic COVID-19, has also boosted trading activity among retail investors.

Despite these advancements, the absence of fully Shariah-compliant trading platforms for Muslim investors persists. Musaffa aims to fill this gap by providing a dedicated Shariah-compliant trading platform.

**Product Offering**

Musaffa platform offers a comprehensive, end-to-end Shariah-compliant investment platform, enabling Muslim investors to align their investments with their values fully.

This comprehensive offering includes:

- **Musaffa Academy:** Providing Islamic Finance education to enhance knowledge of halal investments.
- **Halal Stocks & ETF Screener:** Enabling Screening over 120,000 stocks and 9,000 ETFs globally for Shariah compliance projected by Q4 2024. Currently, customers can enjoy screening over 80,000 stocks and 3,000 ETFs globally.
- **Investment Research:** Conducting fundamental investment research of halal stocks and ETFs to identify high-return investments.
- **Investment Checklist:** Evaluating potential investments based on factors such as expected returns, risks, dividend yields, and more.
- **Trading:** Investing only in halal stocks and ETFs globally (coming soon).
- **Seamless Portfolio Monitoring:** Effortlessly sync investments from existing brokerages to Musaffa platform and conveniently monitor their Shariah-compliance in real-time:
    - **Currently Supported Brokerages:** Alpaca, Bux, CommSec, Degiro, E-Trade, Fidelity, Robinhood, Schwab, Stake Australia, Stake UK, TD Ameritrade, Upstox, Vanguard, Wealthsimple Trade, Webull US, Zerodha
    - **Upcoming Integrations:** 5Paisa, Angel One, Dhan, Fisdom, Groww, IIFL, Motilal Oswal, Trustline
- **Customized Portfolios:** Building customized halal portfolios of stocks and ETFs tailored to investor risk preferences (coming soon).
- **Proprietary Shariah-compliant ETFs:** Launching Shariah-compliant ETFs that offer investors the opportunity to invest across various themes, strategies, sectors, countries, and regions.
- **Smart Notifications:** Receiving real-time alerts for changes in the Shariah-compliance of investments.
- **Purification:** Purifying the non-halal portion of profits through donations to charities.
- **Zakat Platform:** Accurately calculating the required Zakat amount and facilitating the online donation of that amount to charities (coming soon).

These features work together to create fully managed Shariah-compliant investment journey, empowering Muslim investors through accessibility, education, and trust.

**Product Roadmap**

Q4, 2024:

Halal Trading Platform:
- Integrating up to 50 brokerages into the Musaffa platform, enabling users to monitor their investments for Shariah compliance and execute trades directly via the Musaffa app.
- Launching the proprietary halal trading platform in 6 GCC countries: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates
- Offering a wide selection of regional and international Stocks & ETFs

Q1, 2025:

Customized Portfolios:
- Creating customized halal portfolios with Shariah-compliant stocks & ETFs using artificial intelligence
- Choosing from pre-designed portfolios with various strategies
- Constructing own portfolios for Musaffa to manage

Q3, 2025:

Global Halal Trading Platform:
- Expanding the proprietary trading solution to over 50 countries
- Providing access to trade regional and international stocks & ETFs within those markets
- Launching Shariah-compliant ETFs that offer investors the opportunity to invest across various themes, strategies, sectors, countries, and regions

Q4, 2025:

Digital Wallet:
- Developing a non-bank mobile-first platform to create a digital wallet with an IBAN (International Bank Account Number) for easy fund disbursement.
- Enabling individuals without existing loans or accounts to obtain a loan, open an account, and receive a debit card in under 20 minutes.

Q2, 2026:

Offline and Online Shariah-compliant BNPL (Buy now, Pay later):
- Implementing a BNPL infrastructure consisting of two parts, one for merchants and the other for consumers.
- Providing merchants with an exclusive user interface to sign up for the BNPL offering and customize their schemes.
- Enabling customers to secure loans for consumption purposes with specific merchant partners.

**Competitors**

Musaffa is one of the few Shariah-compliant corporations registered in the US, with a global presence spanning 180 countries. With the Islamic Fintech sector in its early stages, there is a notable absence of specialized players catering to the extensive global Muslim population by providing a comprehensive halal trading solution. Musaffa aims to fill this gap with its unique offering of Shariah-compliant trading apps**.**

To meet the growing demand worldwide for an accurate and data-driven Shariah screening solution, Musaffa launched a global Shariah-compliant stock and ETF screening platform. This initiative is part of our broader vision to offer a full range of investment solutions, including a trading platform, diverse portfolio options, and customized portfolio management services.

*Direct Competitor*

Our primary competitor in the Islamic Fintech sector is Wahed, serving over 300,000 global customers and managing $456M+ million of assets under management (AUM). They offer a very limited selection of ETFs (HLAL and UMMA) and mainly serve customers in the UK and Malaysia.

Two significant factors play to our advantage when competing with Wahed:

1. Wahed doesn't allow users to actively manage their investments, such as investing in individual stocks and a variety of ETFs. Instead, they direct users to invest in two pre-designed Shariah-compliant ETFs, HLAL and UMMA, with Wahed managing their portfolios. However, our user surveys and feedback consistently indicate a demand for Islamic Finance education and the ability to independently invest in a broader range of individual stocks and ETFs. Musaffa is in the process of building an all-in-one solution to meet this demand.
2. Wahed has shifted its focus away from the B2C (business-to-customer) market by launching Wahed Ventures, which assists startups in raising funds. This significant shift opens a substantial opportunity for Musaffa in the B2C market on a global scale.

Considering the models outlined in the roadmap, Musaffa faces the following competition:

*Other Direct Competitors:*

17

- **In the screening space:** Zoya, Ideal Ratings, Islamically, Finispia, and Muslimxchange.
- **In the investment solutions space:** Baraka Financial Limited, Amal Invest, Raseed Invest, Aghaz Investments, Wealthsimple, Kestrl, Amal Invest, and others.

*Indirect Competitors:*

Musaffa's primary challenge arises from other conventional trading applications available globally and regionally. These platforms do not focus on Shariah compliance but have a significant share of investors due to their global presence and network. Prominent examples include Robinhood, eToro, TD Ameritrade, Zerodha, Interactive Brokers, and more.

To compete with these platforms and attract the Muslim audience, Musaffa primarily focuses on Islamic Finance education, as demonstrated by Musaffa Academy, while offering Shariah-compliant screening and trading services.

**Customer Base**

Presently, we offer screening data services to our customers and bill them through an annual subscription fee:
- **B2B customers:** We have paying B2B customers from Turkey and the United Arab Emirates. They are each paying, on average, $6000 per year.
- **B2C customers:** We have over 2,000 paying B2C customers, generating an estimated annual revenue of over $100,000, with an average annual subscription fee of $50. More importantly, by the end of the year 2024, we anticipate exponential growth in both the number of paying users and revenue.

*Key Market Differentiators*

**1. Comprehensive Stock and ETF Screening:** Our proprietary financial analysis software will allow us to screens over 120,000+ stocks and 9,000+ ETFs globally for Shariah compliance. Currently, our users can enjoy screening of over 80,000+ stocks and 3,000+ ETFs globally. To the best of our knowledge, our screening solution is the most advanced and accurate in its category on a global scale.

- **B2C Success:** Within two years, the Musaffa app achieved the number 1 global rank in its category with over 850,000 downloads from over 180 countries and a 4.6 rating.

- **B2B Partnerships:** Since the past year, we've established multiple B2B collaborations and continued to offer stock and ETF screening solutions as a paid data service. Initially, we charged our B2B partners around $3,000 per year for our data services, but as the quality of our data significantly improved, we raised the price up to $14,000 per year.

  Some noteworthy B2B Partners include:

  - Baraka Financial Limited (Dubai, United Arab Emirates)
  - Hyssa Capital (Istanbul, Turkey)
  - Amal Invest (Abu Dhabi, United Arab Emirates)
  - Spike Invest (Delaware, USA)
  - And more.

  **Ongoing Agreements:** We are currently engaged in discussions with various B2B prospects regarding potential agreements.

**2. Proprietary Shariah-Compliant ETF Screening System:** Musaffa has pioneered and developed a proprietary Shariah-compliant ETF screening system through extensive collaboration with Shariah boards. Upon securing approval for our unique screening methodology, we granted access to a broad selection of globally listed Shariah-compliant ETFs for both B2B and B2C customers. Remarkably, we've uncovered over 50 Shariah-compliant ETFs among US ETFs, introducing disruption to the Islamic Finance sector.

**3. Shariah-Compliant Investment Platform with Compliance Notifications:** Musaffa is developing an end-to-end investment platform that should set us apart in the coming years. As a data-driven company, we value user feedback, and based on in-app analytics data, over 42% of our users expressed a need for a trading platform.

Our platform stands out due to its strong focus on real-time compliance notifications, including:

- Short-selling restrictions
- Day trading restrictions
- Portfolio holding compliance changes
- Watchlist compliance changes

We have successfully integrated more than fifteen brokerages into Musaffa, allowing users to sync and monitor their portfolios from other brokerages while ensuring Shariah compliance. Additionally, we have initiated the development of Musaffa's proprietary built-in trading platform. To facilitate this endeavor, we will recruit technology experts and establish a dedicated customer support team to ensure a seamless and successful launch.

Furthermore, we are in discussions with a brokerage firm to gain the necessary technological access required to launch the Shariah-compliant trading platform in 150 countries. Concurrently, we are actively pursuing licenses in Malaysia and the UAE. Our data-driven approach enables us to prioritize launching the trading platform where demand is highest, ensuring the best return on investment.

**4. Future Unique Selling Propositions (USPs):**

- **Musaffa Proprietary ETFs:** Leveraging our data ownership, we plan to develop a range of Shariah-compliant ETFs tailored to specific countries, sectors, industries, and more.
- **Customized Solutions:** We plan to offer tailored Shariah-compliant portfolios for investors based on their individual preferences, time horizons, risk tolerance, and other factors.

**Growth Strategies**

Musaffa's strength lies in its ability to operate globally and easily scalable technology infrastructure. The firm's software infrastructure tirelessly connects the platform to its chosen securities, brokers, and custodians globally. This seamless connection allows Musaffa to expand into any part of the world quickly and efficiently.

*Organic Growth:*

Musaffa intends to increase revenue primarily by pursuing organic growth, which is achieved through the optimization of processes, reallocation of resources, and the introduction of new features. The strategies for organic growth include:

1. **Word of Mouth:** Musaffa has been and plans to expand through this organic growth strategy, supported by 24/7 customer support and a feedback system, which fosters stronger customer-brand relationships.
2. **Referrals:** This is an effective method for Musaffa to acquire new customers. Our referral programs incentivize customers to recommend Musaffa to their friends, family, and network. In return, these customers receive various benefits, including multiple discounts, access to premium features, and third-party rewards.
3. **Strong Social Media Presence:** Musaffa has dedicated significant resources to this source of organic growth. We've established knowledge-based pages on various social media platforms to promote Islamic Finance Education and our brand simultaneously. This content strategy generates shareable material, enhancing our global outreach to diverse audiences.

*Acquired Growth:*

Musaffa has a well-organized approach to growing its customer base by targeting new audiences through multiple channels. These audiences are already familiar with Musaffa's brand and are in the consideration stage of their journey.

1. **Channel Partnerships:** We collaborate with institutions, influencers, and companies in related industries to introduce Musaffa to their audiences. Recently, we partnered with the French professional footballer Nabil Fekir, FIFA World Cup Champion 2018, who became our brand ambassador. With over 1 million followers on Instagram alone, his endorsement significantly boosts our visibility and credibility. The channel partnership strategy not only expands our reach to new audiences in regions where we have limited or no presence but also enhances the brand's image by leveraging the credibility of our existing partners in

those areas. Moreover, this marketing approach is budgeted quarterly to ensure its effectiveness and sustainability.

2. **Customer Incentives:** To acquire new audiences or encourage our current audience to access premium features, Musaffa creates a range of incentive programs to attract end-users. These programs include promotional offers, free trials, third-party incentives, and more.

3. **Ad Campaigns:** Ad campaigns are an integral part of Musaffa's acquired growth strategy. We expand our customer base in various regions through Social & Display Ads and Search Engine Marketing (SEM). The synergy of our robust social media presence combined with these ad campaigns has enabled Musaffa to grow its audience to over 385,000 individuals across our platform, mobile apps, and social media pages.

**Global Business Model & Revenue Streams**

Our mission is to democratize access to high-quality financial tools for Islamic investors on a global scale. At Musaffa, we are committed to providing affordable access to Islamic investments, ensuring that Muslim investors do not face any unnecessary financial burden.

The company generates revenue through three primary sources:

1. **Subscriptions:** We are preparing to introduce trading services to retail customers, a privilege traditionally reserved for wealthier investors who engage with brokerages charging substantial annual management fees, often exceeding 0.50% of their assets under management (AUM). Musaffa, using its proprietary screening technology, plans to offer these services to retail clients globally at a significantly reduced cost. Customers are billed on a monthly on an annual basis for an all-inclusive subscription plan, granting them access to:

   - **Comprehensive Stock and ETF Screening:** Access an advanced solution for screening and researching stocks and ETFs globally.
   - **Portfolio Integration:** Seamlessly integrate existing portfolios from a variety of brokerages into the Musaffa platform.
   - **Shariah Compliance Monitoring:** Receive real-time alerts and notifications to ensure portfolios and watchlisted stocks and ETFs comply with Shariah principles.
   - **Trading Platform:** Opening accounts directly within the Musaffa platform and seamlessly conduct screening, research, and investment activities in stocks and ETFs without ever leaving the application.
   - **Purification Amount Calculation:** Utilize real-time calculations to determine the non-halal portion of profits within portfolios, enabling users to allocate these funds to charitable donations

     **Billing Structure:** For providing the above services, the current billing structure varies depending on the region of access:
     - **Monthly subscription fee:** $5-$10 per month, totaling $60-$120 annually.
     - **Annual subscription:** Discounted substantially, costing $30-$90 upfront. This allows Musaffa to receive payment upfront and reinvest the proceeds internally to potentially achieve a higher return on investment.

2. **B2B Data Solutions:** Musaffa also generates revenue by licensing its Shariah-compliant screening solution to other companies in the Islamic finance industry. This strategy allows Musaffa to establish a strong presence and credibility in various global regions. The licensing fee structure comprises three tiers: Starter - $550/month, Pro - $900/month, and Premium - $1,400/month.

3. **Brokerage Partnerships:** The Musaffa Brokerage Partnership model extends the data license solution, positioning Musaffa as a technology partner that connects with its existing partnerships. This arrangement enables Musaffa to offer its customers trading services for regional equities. Revenue is divided in an 80/20 split between Musaffa and the licensed brokerage partners.

As mentioned above, we plan to introduce an annual fee ranging from $30 to $90 for customers utilizing the all-in-one trading platform. Our projections indicate that by Q2, 2025, we anticipate having over 100,000 paying customers globally, thereby generating approximately $6,000,000 in annual recurring revenue. Looking ahead to the end of 2025, our estimate is to have 200,000 paying customers globally, resulting in approximately $12,000,000 in annual recurring revenue.

**Intellectual Property**

The Company has not registered any intellectual property including trademarks, copyrights, or patents.

1. **Trademarks:** because trademark rights in the US arise from the **use** of a trademark in commerce and not registration, no registration is necessary for a trademark to be valid and protectable in the US. To avoid future issues in the jurisdictions where the trademark protection starts from the date of registration, we plan registration of the word "Musaffa" and Musaffa logo in the USPTO and the agencies in other jurisdictions.
2. **Copyrights:** Musaffa also compiled a great volume of educational articles and blog posts on its platform under Musaffa Academy. Registration of a copyright, including such articles and blog posts, with the US Copyright Office is not required to secure a copyright, although registration provides additional benefits. Musaffa does not intend to register these articles with the US Copyright Office currently.
3. **Patents:** Musaffa has not engaged an attorney to assess if it can file an application for the protection of any patents. This can be reassessed with access to more funding.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 7.5% | $750.00 | 7.5% | $356,250.00 |
| Operations | 30% | $3,000.00 | 18% | $855,000.00 |
| Product & Software Development | 35% | $3,500.00 | 30% | $1,425,000.00 |
| Business Development, Marketing, & Sales | 15% | $1,500.00 | 18.5% | $878,750.00 |
| Licensing & Compliance | 12.5% | $1,250.00 | 10% | $475,000.00 |
| Key Strategic Hires | 0% | $0.00 | 16% | $760,000.00 |
| **Total** | **100%** | **$10,000.00** | **100%** | **$4,750,000.00** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used:

**Use of Proceeds – Description**

| | |
|---|---|
| Operations | Operational expenses encompass the day-to-day administrative costs, including management salaries, rent, overheads, and human resources (HR) services. Additionally, these expenses cover the compensation for equity research analysts who screen thousands of stocks and ETFs globally for Shariah compliance and conduct fundamental research analysis of companies to enhance investment returns. |
| Product & Software Development | Product and software development expenses mainly consist of salaries for roles such as product managers, engineering managers, software architects, software developers, user experience/user interface designers, quality assurance engineers, business analysts, and testers. These costs also encompass expenditures for third-party integrations, internal proprietary financial software, cloud architecture, and server infrastructure. |
| Business Development, Marketing, & Sales | Business development and marketing expenses cover advertising spending, Search Engine Marketing (SEM) costs, influencer collaborations, and brand awareness efforts.<br><br>Marketing expenses include salaries for roles like brand managers, marketing managers, content marketers, visual designers, public relations specialists, SEO experts, and digital marketing specialists. These costs also encompass money spent on advertising and marketing via social media platforms and fees paid to influencers.<br><br>Sales expenses mainly involve salaries and commissions paid to our sales team. |
| Licensing & Compliance | Licensing and compliance expenses encompass the fees for regulatory licenses in organizations such as SEC, DFSA, LFSA, and FCA. They also cover the costs associated with establishing entities and compliance teams responsible for meeting legal requirements in various regions. |
| Key Strategic Hires | Key strategic hires primarily consist of C-level executives, including roles such as Chief Financial Officer (CFO), Chief Accounting Officer (CAO), Chief Compliance Officer (CCO), Chief Marketing Officer (CMO), and Chief Risk Officer (CRO) |

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Dilshod Jumaniyazov | | • Setting vision, values, and corporate culture | Master of Business Administration (MBA) |

| | | | |
|---|---|---|---|
| | Chief Executive Officer and Director | • Setting and executing organizational strategy<br>• Building the senior leadership team<br>• Making capital allocation decisions<br>• Communicating effectively with all stakeholders | |
| Akram Ahmed Jagirdar | Chief Operating Officer and Director | ● Overseeing operations of the company and the work of executives<br>● Designing and implementing business operations<br>● Establishing policies that promote company culture and vision | Master's degree in finance |
| Rashid Turaev | Chief Technology Officer | ● Develop technical aspects of the company's strategy to ensure alignment with its business goals<br>● Discover and implement new technologies that yield a competitive advantage<br>● Help departments use technology profitably | Bachelor's degree in Engineering and Technology |
| Rinat Ziyodillaev | Chief Legal Officer & General Counsel (outsourced) | ● Develop and implement legal strategies aligned with organizational goals<br>● Identify and mitigate legal risks associated with business activities<br>● Ensure compliance with relevant laws, regulations, and industry standards<br>● Oversee contract negotiation and review to minimize legal risks and ensure compliance | Multiple Master's Degrees in Law |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


**CAPITALIZATION, DEBT AND OWNERSHIP**


**Capitalization**

The Company's authorized capital stock consists of 60,000,000 shares of common stock of which 34,454,384 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"). Shares outstanding include shares of vested restricted stock. At the closing of this Offering, assuming only the Target Offering Amount is sold, 34,464,384 shares of Common Stock will be issued and outstanding.

The Company's authorized capital stock consists of 60,000,000 shares of common stock of which 10,322,416 are reserved, par value $0.0001 per share (the "**Common Stock**"). Shares reserved include shares of unvested restricted stock, shares reserved under the Investment Agreement, and shares under the ESOP plan.

*Stock Split*

On February 28, 2024, Company have decided to declare a 6 for 1 stock split of the Company's all authorized shares, including issued and outstanding Common Stock and those shares reserved for the Company's 2022 Stock Option Plan, in which every one (1) authorized, including issued and outstanding, and reserved under the 2022 Stock Option Plan shares of the Company's Common Stock is split and converted into six (6) shares of the Company's Common Stock (the "Forward Split"). As the result of the Forward Split, Company authorized a total of 60,000,000 shares of the Company's common stock of which there are 25,920,000 shares of Class A Common Stock (the "Class A Common Stock"), 34,080,000 shares of Class B Common Stock (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

*Outstanding Capital Stock*

As of the date of this Form C/A, the Company's outstanding capital stock, reflecting post stock split numbers, consists of:

| Type | Class A Common Stock |
|---|---|
| **Amount Outstanding** | 24,160,000 |
| **Amount Reserved under ESOP plan** | 1,260,000 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Class A is voting; Class B is non-voting |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 56.77% |

| Type | Class B Common Stock |
|---|---|
| **Amount Outstanding** | 10,294,384 |
| **Amount Reserved under the Investment Agreement** | 1,596,000 |
| **Amount Reserved under RSA** | 3,467,500 |
| **Amount Reserved under the ESOP Plan** | 3,998,916 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | No voting rights |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 43.23% |

*Ownership*

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Dilshod Jumaniyazov and family limited liability company (Jumaniyazov, LLC) controlled by Dilshod Jumaniyazov | 21,660,000 of Class A Shares (Voting Shares)* | 100% |

\* Does not include 1,260,000 Class A Shares (Voting Shares), which are under the vesting schedule and are part of the ESOP plan.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

*Financial Condition (2022 and 2023 fiscal years comparison)*

For the fiscal year ending December 31, 2023, the Company witnessed significant changes in its financial position compared to the previous year, characterized by substantial expansion in both assets and liabilities. Total assets increased from $237,779 in 2022 to $1,170,093 in 2023. This increase was primarily fueled by a substantial rise in cash and cash equivalents, rising from $83,095 to $870,555, and a significant uptick in capitalized software, net, from $138,580 to $261,720. Additionally, the execution of an Advanced Subscription Agreement with a key investor led to the introduction of a new current liability of $257,945, reflecting a strategic financing decision. Consequently, total liabilities increased from $70,917 in 2022 to $333,151 in 2023, largely driven by this new financing initiative and its subsequent impact on the balance sheet. Despite the increased liabilities, the net impact on stockholders' equity was positive, increasing from $166,861 in 2022 to $836,942 in 2023. This upward trajectory underscores enhanced financial stability and increased shareholder value driven by capitalization and investments in growth-oriented assets. These movements underscore the Company's strategic focus on expanding its operational base and bolstering its technology infrastructure to support its future growth objectives.

The audited consolidated financial statements for 2023 do not incorporate the financials of the Co-Issuer. The audited financial statements of the Company and the Co-Issuer have been separately presented due to the recent incorporation of the Co-Issuer at the end of 2023 and the negligible operational expenses associated with it.

*Cash and Cash Equivalents*

As of April 21, 2024, the Company had an aggregate of $624,958 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

*Going Concern*

In 2022, the Company entered into an investment agreement with one investor for a committed capital amount of $1,005,480, broken into three payments, out of which the final payment will be received after achieving the last milestone event. As of April 21, 2024, the Company received $593,104 of capital from the investor. The remaining $412,376 is expected to be received from the investor within 6 months once milestones are achieved.

*Liquidity and Capital Resources*

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Other than funds remaining from the sale of certain Convertible Notes, the Company currently has a de minimis amount of outside revenue from the sale of goods and services, and no other sources of capital other than the proceeds from the Offering.

*Issuer Liability/Debt*

The Company recognizes the substantial contributions made by one employee and three contractors, all based in the United States, who played crucial roles in its early growth. On average, each individual worked over 10 months. In recognition of their services, the Company has pledged a total aggregate amount of $210,630. A partial payment of $25,000 has already been disbursed, with the remaining balance of $185,630 to be settled over a period of three years.

Additionally, the Company entered into a settlement agreement with the marketing services provider, who acted as interim Chief Marketing Officer located out of Canada, for the $350,000 in total amount. A partial payment of $30,000 has already been made, with the remaining balance of $320,000 scheduled to be paid over the subsequent four years.

These expenses are considered one-time and are not expected to recur annually. However, if they were to do so, they would be treated as part of regular operational expenses.

*Capital Expenditures and Other Obligations*

The Company does not intend to make any material capital expenditures in the near future.

*Valuation*

The Company has arbitrarily ascribed a pre-Offering valuation to the Company. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

*Previous Offerings of Securities*

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities post stock split event | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock Purchase | $200,000 | 300,000 Class B shares | Operations, product development, and marketing | April 16, 2024 | 506(b) |
| Common Stock Purchase | $150,716 | 226,074 Class B shares | Operations, product development, and marketing | February 26, 2024 | Regulation Crowdfunding |

| | | | | | |
|---|---|---|---|---|---|
| Common Stock Purchase | $25,000 | 37,500 Class B shares | Operations, product development, and marketing | February 16, 2024 | 506(b) |
| Common Stock Purchase | $50,000 | 75,000 Class B shares | Operations, product development, and marketing | December 1, 2023 | 506(b) |
| Common Stock Purchase | $25,000 | 37,500 Class B shares | Operations, product development, and marketing | November 30, 2023 | 506(b) |
| Common Stock Purchase | $30,016 | 45,024 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Purchase | $500,000 | 750,000 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Conversion from Promissory Note | $25,000 | 37,500 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Conversion from Promissory Note | $25,000 | 37,500 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Conversion from Promissory Note | $25,000 | 79,428 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Conversion from Promissory Note | $5,060.16 | 12,048 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Conversion from Promissory Note | $5,060.16 | 12,048 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Conversion from Promissory Note | $50,400 | 120,000 Class B shares | Operations, product development, and marketing | November 17, 2023 | 506(b) |
| Common Stock Purchase | $25,000 | 37,500 Class B shares | Operations, product development, and marketing | November 16, 2023 | 506(b) |
| Common Stock Purchase | $25,000 | 37,500 Class B shares | Operations, product development, and marketing | November 14, 2023 | 506(b) |

| Common Stock Purchase | $500,000 | 750,000 Class B shares | Operations, product development, and marketing | November 11, 2023 | 506(b) |
|---|---|---|---|---|---|
| Common Stock Purchase | $335,160 | 798,000 Class B shares | Operations, product development, and marketing | December 24, 2022 | 506(b) |
| Common Stock Purchase | $200,000 | 794,262 Class B shares | Operations, product development, and marketing | June 30, 2022 | 506(b) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at clockoutapp.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

*Dilshod Jumaniyazov*

6CBAF180193841F...

(Signature)

Dilshod Jumaniyazov

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

*Dilshod Jumaniyazov*

8CBAF180193841F...

(Signature)

Dilshod Jumaniyazov

(Name)

Chief Executive Officer

(Title)

6/27/2024

(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A

*Financial Statements (unchanged and attached below for informational purposes)*

See attached financial statements.

# EXHIBIT B

*Form of Security (unchanged and attached to initial Form C)*

See attached Subscription Agreement.

**EXHIBIT C**

*Video Transcript (unchanged and attached to initial Form C)*

See attached.

# MUSAFFA CFV LLC

(a Wyoming LLC)

## Audited Financial Statements

As of the year ended December 31, 2023

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

# Financial Statements

# Musaffa CFV LLC

Table of Contents

Independent Accountant's Audit Report — FS-3

Financial Statements and Supplementary Notes

Balance Sheet as of December 31, 2023 — FS-5

Income Statement for the year ended December 31, 2023 — FS-6

Statement of Changes in Members' Equity for the year ended December 31, 2023 — FS-7

Statement of Cash Flows for the year ended December 31, 2023 — FS-8

Notes and Additional Disclosures to the Financial Statements as of the year ended December 31, 2023 — FS-9




## Independent Auditor's Report

February 23, 2024
To: Board of Directors of Musaffa CFV LLC
Attn: Dilshod Jumaniyaz, CEO
Re: 2023 Financial Statement Audit – Musaffa CFV LLC

### Report on the Audit of the Financial Statements

### Opinion

We have audited the financial statements of Musaffa CFV LLC, which comprise the balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Musaffa CFV LLC as of the date of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Musaffa CFV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis or our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:



**229 Park Ave S, Suite 70037**
**New York, New York 10003-**
**1502**



**Info@Alice.CPA**



- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa CFV LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
February 23, 2024



# MUSAFFA CFV LLC
## BALANCE SHEET
### As of December 31, 2023
### (Audited)

**ASSETS**

| | | |
|---|---|---:|
| **Current Assets** | | |
| Cash and cash equivalents | $ | - |
| Total Current Assets | | - |
| | | |
| **Total Assets** | $ | - |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---:|
| **Current Liabilities** | | |
| Accounts payable | $ | - |
| Related Party Payable | | 3,850 |
| Total Current Liabilities | | 3,850 |
| | | |
| **Long-Term Liabilities** | | |
| Total Long-Term Liabilities | | - |
| | | |
| **Total Liabilities** | | 3,850 |
| | | |
| **Member's equity** | | |
| Member's capital | | - |
| Retained earnings | | (3,850) |
| **Total Member's Equity** | | (3,850) |
| | | |
| **Total Liabilities and Member's Equity** | $ | - |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
INCOME STATEMENT
For the Year Ended December 31, 2023
(Audited)

| | | |
|---|---|---:|
| Revenues | $ | - |
| | | |
| Operating Expenses | | |
| General and administrative | | - |
| Professional services | | 3,850 |
| Depreciation and amortization | | - |
| Total Operating Expenses | | - |
| | | |
| Net Income (Loss) | | $ (3,850) |

The accompanying footnotes are an integral part of these financial statements.

**MUSAFFA CFV LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
For the Year Ended December 31, 2023
(Audited)

|  | Member's Capital | Retained Earnings | Total Member's Equity |
|---|---|---|---|
| Balance as of November 13, 2023 (Inception) | $ - | $ - | $ - |
| Net loss | - | (3,850) | - |
| Balance as of December 31, 2023 | $ - | $ (3,850) | $ (3,850) |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023
(Audited)

**Cash Flows from Operating Activities**

|  | $ |
|---|---:|
| Net Income (Loss) | (3,850) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: |  |
| Depreciation and amortization | - |
| Changes in operating assets and liabilities: |  |
| Accounts receivable | - |
| Accounts payable | - |
| Related Party Payable | 3,850 |
| Net cash provided by (used in) operating activities | - |
|  |  |
| **Cash Flows from Investing Activities** |  |
| Net cash used in investing activities | - |
|  |  |
| **Cash Flows from Financing Activities** |  |
| Net cash used in financing activities | - |
| Net change in cash and cash equivalents | - |
|  |  |
| Cash and cash equivalents at beginning of period | - |
| Cash and cash equivalents at end of period | $ - |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

## NOTE 1 – NATURE OF OPERATIONS

Musaffa CFV LLC (which may be referred to as the "Company", "we," "us," or "our"), a Wyoming limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated November 13, 2023. The Company was formed on November 13, 2023 with the intent to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Since its inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2023, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7). If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company had no cash on hand and has not yet created a bank account.

### Property and Equipment

**MUSAFFA CFV LLC**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2023**
**(AUDITED)**

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2023, the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2023, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. The company evaluated the effect that the updated standard will have on the financial statements and related disclosures, noting no impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Any uncertain tax position taken by a member is not an uncertain position of the Company.

NOTE 4 – MEMBERS AND OWNERSHIP

The Company has not issued units to any members as of December 31, 2023.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $4,849,284 in Member units. The Company is planning  to raise a minimum amount of $10,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Dealmaker (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Management's Evaluation

Management has evaluated subsequent events through February 23, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

**EXHIBIT A**

*Financial Statements*

See attached financial statements.

# EXHIBIT A

*Financial Statements*

See attached financial statements.

# Musaffa Inc.

(a Delaware Corporation)

**Audited Combined Financial Statements**

Period of January 1, 2021
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

# Financial Statements

# Musaffa Inc.

Table of Contents

Independent Accountant's Audit Report      FS-3

Financial Statements and Supplementary Notes

Combined Balance Sheet as of December 31, 2022 and December 31, 2021      FS-5

Income Statements for the period of January 1, 2021 through December 31, 2022      FS-7

Statements of Changes in Stockholders' Equity for the period of January 1, 2021 through December 31, 2022      FS-8

Statements of Cash Flows for the period of January 1, 2021 through December 31, 2022      FS-9

Notes and Additional Disclosures to the Financial Statements as of December 31, 2022 and December 31, 2021      FS-10



**Independent Auditor's Report**

May 2, 2023
**To:** Board of Directors of Musaffa Inc.
**Attn:** Dilshod Jumaniyazov, CEO
**Re:** 2022-2021 Financial Statement Audit – Musaffa Inc.

**Report on the Audit of the Financial Statements**

**Opinion**
We have audited the combined financial statements of Musaffa Inc. and subsidiaries, which comprise the combined and consolidated balance sheets (see Note 1) as of December 31, 2022 and December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Musaffa Inc. as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Musaffa Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*TaxDrop LLC*

TaxDrop LLC
Robbinsville, New Jersey
May 2, 2023

# MUSAFFA INC AND SUBSIDARIES
## COMBINED BALANCE SHEETS
### December 31, 2022 and 2021
#### (Audited)

| ASSETS | 2022 | 2021 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ 83,095 | $ 1,094 |
| Accounts Receivable | 2,109 | - |
| **Total Current Assets** | **85,204** | **1,094** |
| | | |
| **Property and Equipment** | | |
| Computers and equipment | 18,518 | 4,794 |
| Accumulated Depreciation | (4,523) | (403) |
| **Net Property and Equipment** | **13,995** | **4,391** |
| | | |
| **Other Assets** | | |
| Capitalized Software, net | 138,580 | 41,854 |
| **Total Other Assets** | **138,580** | **41,854** |
| | | |
| **Total Assets** | **$ 237,779** | **$ 47,339** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| **Current Liabilities** | | |
| Accounts payable | $          34,065 | $ 16,237 |
| Related Party Loan | 1,628 | - |
| **Total Current Liabilities** | **35,693** | **16,237** |
| | | |
| **Long-Term Liabilities** | | |
| Notes payable, net of current portion | 35,120 | - |
| Accrued Interest | 104 | - |
| **Total Long-Term Liabilities** | **35,224** | **-** |
| | | |
| **Total Liabilities** | **70,917** | **16,237** |
| | | |
| **Stockholders' Equity** | | |
| | | |
| Member Contributions | - | 113,328 |
| Common Stock, $0.0001 par value; 10,000,000 authorized; 5,065,377 and 0 issued and outstanding as of December 31, 2022 and 2021 | 507 | - |
| Additional Paid in Capital | 785,794 | - |
| Subscription Receivable | (245,280) | - |
| Retained Earnings | (374,159) | (82,226) |
| **Total Stockholders' Equity** | **166,862** | **31,102** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$          237,779** | **$          47,339** |

**The accompanying footnotes are an integral part of these financial statements.**

**MUSAFFA INC AND SUBSIDARIES**
**COMBINED INCOME STATEMENTS**
**For the Years Ended December 31, 2022 and 2021**
**(Audited)**

| | 2022 | | 2021 | |
|---|---|---|---|---|
| Revenues | $ | 21,395 | $ | 495 |
| Cost of revenues | | (88,337) | | (19,912) |
| **Gross Profit** | | **(66,942)** | | **(19,417)** |
| | | | | |
| **Operating Expenses** | | | | |
| Advertising and marketing | | 46,061 | | 25,771 |
| General and administrative | | 13,055 | | 2,979 |
| Salaries and wages | | 29,925 | | 12,787 |
| Software development | | 16,198 | | 4,575 |
| Rent | | 16,763 | | - |
| Professional services | | 79,598 | | 10,719 |
| Depreciation and amortization | | 23,286 | | 4,229 |
| **Total Operating Expenses** | | **224,886** | | **61,060** |
| | | | | |
| **Other Income** | | | | |
| Other income/expense | | - | | - |
| Interest expense | | 104 | | - |
| **Total Other income (expense)** | | **104** | | **-** |
| | | | | |
| **Net Income (Loss)** | $ | **(291,932)** | $ | **(80,477)** |

**The accompanying footnotes are an integral part of these financial statements.**

# MUSAFFA INC AND SUBSIDIARIES
## COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### For the Years Ended December 31, 2022 and 2021
(Audited)

| | Member Contributions | Common Stock Shares | Common Stock Value ($ par) | Additional Paid in Capital | Subscription Receivable | Retained Earnings/ (Accumulated Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2020 | $1,100 | - | $- | $- | $- | $(1,750) | $(650) |
| Member Contribution | 112,228 | - | - | - | - | - | 112,228 |
| Net loss | - | - | - | - | - | (80,477) | (80,477) |
| Balance as of December 31, 2021 | 113,328 | - | - | - | - | (82,227) | 31,101 |
| Member Contribution | 137,812 | - | - | - | - | - | 137,812 |
| Acquisition of LLC | (251,140) | - | - | 251,140 | - | - | - |
| Issuance of Common Stock | - | 5,065,377 | 507 | 534,653 | (245,280) | - | 289,880 |
| Net loss | - | - | - | - | - | (291,932) | (291,932) |
| Balance as of December 31, 2022 | $- | 5,065,377 | $507 | $785,794 | $(245,280) | $(374,159) | $166,861 |

**The accompanying footnotes are an integral part of these financial statements.**

**MUSAFFA INC AND SUBSIDARIES**
**COMBINED STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2022 and 2021**
**(Audited)**

|  | 2022 | 2021 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ (291,932) | $ (80,477) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | 23,286 | 4,229 |
| Accrued interest | 104 | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (2,109) | - |
| Accounts payable | 17,827 | 15,588 |
| **Net cash provided by (used in) operating activities** | **(252,824)** | **(60,660)** |
| | | |
| **Cash Flows from Investing Activities** | | |
| Machinery and Equipment | 13,725 | 4,794 |
| Capitalized Software | 115,891 | 45,680 |
| **Net cash used in investing activities** | **129,616** | **50,474** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Issuance of related party loan | 1,628 | - |
| Issuance of convertible notes | 25,000 | - |
| Member contributions | 137,813 | 112,228 |
| Issuance of Common Stock | 300,000 | - |
| **Net cash used in financing activities** | **464,441** | **112,228** |
| **Net change in cash and cash equivalents** | **82,001** | **1,094** |
| | | |
| Cash and cash equivalents at beginning of period | 1,094 | - |
| **Cash and cash equivalents at end of period** | **$ 83,095** | **$ 1,094** |
| | | |
| **Supplemental information** | | |
| Interest paid | - | - |
| Income taxes paid | - | - |

**The accompanying footnotes are an integral part of these financial statements.**

**MUSAFFA, INC AND SUBSIDIARIES**
**NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022 AND 2021**
**(AUDITED)**

## NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Musaffa, Inc. was registered in Delaware on April 25, 2022. The Company provides an all-in-one halal trading and investment platform and app where users can learn, connect, research, and invest in halal stocks and ETFs. Included in these combined financial statements are operations of Musaffa, Inc. and its wholly-owned subsidiaries (collectively, which may be referred to as the "Company," "we," "us," or "our"), Musaffa LLC and Musaffa Financial Solutions LLC ("Subsidiaries"). The Company's headquarters are in Lyndhurst, New Jersey.

Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC. Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. (successor).

Since its inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise a substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectible valuation of accounts receivable.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

**MUSAFFA, INC AND SUBSIDIARIES**
**NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022 AND 2021**
**(AUDITED)**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

**Receivables and Credit Policy**

Trade receivables from business-to-business customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

**Fixed Assets**

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2022

**Software Development**

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization of internal software development for each software project begins when the computer software is ready for its intended use. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

**Fair Value Measurements**

**MUSAFFA, INC AND SUBSIDIARIES**
**NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022 AND 2021**
**(AUDITED)**

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2022, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

**Revenue Recognition**

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue through monthly app subscriptions and B2B data solutions, selling data analytics. Customers pay in advance every month or every quarter, or may opt to pay for the whole year in advance.

**Organizational Costs**

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

**Advertising**

The Company expenses advertising costs as they are incurred.

**Stock-Based Compensation**

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

**MUSAFFA, INC AND SUBSIDIARIES**
**NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022 AND 2021**
**(AUDITED)**

**Recent Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 2 – FIXED ASSETS**

Fixed assets on December 31, 2022, and 2021 consist of the following:

|  | 2022 | 2021 |
|---|---|---|
| Computers and Equipment | 18,518 | 4,794 |
| Accumulated Depreciation | (4,523) | (403) |
| Total | $ 13,995 | $ 4,391 |

**NOTE 3 – SOFTWARE DEVELOPMENT**

During the years ended December 31, 2022, and December 31, 2021, the Company capitalized software development costs of $115,901 and $45,680, respectively (see Note 2). During the years ended December 31, 2022, and December 31, 2021, amortization of software development costs totaled $19,165 and $3,826, respectively.

Capitalized software development costs on December 31, 2022, and 2021 consist of the following:

|  | 2022 | 2021 |
|---|---|---|
| Internal Software | 80,396 | 6,300 |
| External Software | 81,175 | 39,380 |
| Accumulated Amortization | (22,991) | (3,826) |
|  | $ 138,580 | $ 41,854 |

**NOTE 4 – LOANS**

In 2022 the Company entered into $35,120 of unsecured convertible notes with maturity ten years from the agreement date, accruing at 2.72% interest per annum. If the Company does not pay the notes before the maturity date, all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the fair market value divided by the total number of company stock outstanding immediately prior. Conversion shall occur at an equity financing. The balance of these notes as of December 31, 2022, is $35,120, with a total of $104 of total accrued interest.

**MUSAFFA, INC AND SUBSIDIARIES**
**NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022 AND 2021**
**(AUDITED)**

### NOTE 5 – RELATED PARTY

From time to time, the Company takes advances from members. As of December 31, 2022, the balance of the advances from related parties was $1,628. These advances have no interest rate or specified maturity date.

### NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, and plans to file for the period ending December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

### NOTE 7 – EQUITY

The Company is authorized to issue 10,000,000 shares of common stock at $0.0001 par value. Common stock is broken into 4,320,000 shares of Class A Common Stock and 5,680,000 shares of Class B Common Stock. Each holder of Class A Common Stock shall be entitled to one vote for each share of stock held on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

In 2022, all 4,320,000 shares of Class A Common stock were issued in exchange for the founder's entire ownership interest in Musaffa, LLC in the form of an equity exchange. Additionally, 745,377 shares of Class B Common Stock were issued. As of December 31, 2022, the Company had 4,320,000 shares of Class A Common Stock and 745,377 shares of Class B Common Stock issued and outstanding.

See Note 10 for further equity commitments.

### NOTE 8 – EQUITY-BASED COMPENSATION

In 2022, the Company adopted a 2022 Stock Option ("2022 Plan") which permits the grant or option of shares to its employees for up to 486,486 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

### NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

**COVID-19**

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

### NOTE 10 – GOING CONCERN

**MUSAFFA, INC AND SUBSIDIARIES**
**NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2022 AND 2021**
**(AUDITED)**

These financial statements are prepared on a going-concern basis. The Company began operation in 2020 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. In 2022, the Company entered into an investment agreement with one investor for a committed capital amount of $1,005,480, broken into three payments, out of which two payments will be received after achieving two milestone events. As of December 31, 2022, the Company received $100,000 of capital from the investor. Upon completion of the milestone events, the Company will issue additional shares and receive cash from the committed amount. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 11 – SUBSEQUENT EVENTS

**Convertible Note**

In 2023 the Company entered into a $50,400 unsecured convertible note with maturity ten years from the agreement date, accruing at 2.72% interest per annum. If the Company does not pay the notes before the maturity date, all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the fair market value divided by the total number of Company Stock outstanding immediately prior. Conversion shall occur at an equity financing.

**Common Stock**

On January 20, 2023, the Company issued 1,110,000 shares of Class B Common Stock.

**Crowdfunded Offering**

The Company intends to offer (the "Crowdfunded Offering") the sale of up to $5,000,000 in Class B Common Stock. The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

**Management's Evaluation**

Management has evaluated subsequent events through May 2, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

# Musaffa Inc.
(a Delaware Corporation)

## Audited Consolidated Financial Statements
As of the year ended December 31, 2023
and December 31, 2022

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

# Financial Statements

# Musaffa Inc.

Table of Contents

Independent Accountant's Audit Report                                               FS-3

Financial Statements and Supplementary Notes

    Consolidated Balance Sheet as of December 31, 2023 and December        FS-5
    31, 2022

    Income Statement for the year ended December 31, 2023 and            FS-6
    December 31, 2022

    Statement of Changes in Stockholders' Equity for the year ended      FS-7
    December 31, 2023 and December 31, 2022

    Statement of Cash Flows for the year ended December 31, 2023 and     FS-8
    December 31, 2022

    Notes and Additional Disclosures to the Financial Statements as of the   FS-9
    year ended December 31, 2023 and December 31, 2022




## Independent Auditor's Report

April 25, 2024
To: Board of Directors of Musaffa Inc.
Attn: Dilshod Jumaniyazov, CEO
Re: 2023-2022 Financial Statement Audit – Musaffa Inc.

### Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Musaffa Inc., which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Musaffa Inc. as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Musaffa Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa Inc.'s internal control. Accordingly, no such opinion is expressed.


**229 Park Ave S, Suite 70037
New York, New York 100
1502**


Info@Alice.CPA



- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
April 25, 2024



MUSAFFA INC.
COMBINED AND CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022
(Audited)

| ASSETS | 2023 | 2022 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ 870,555 | $ 83,095 |
| Accounts Receivable | 1,332 | 2,109 |
| Prepaids | 2,000 | |
| Total Current Assets | 873,887 | 85,204 |
| **Property and Equipment** | | |
| Computers and equipment | 38,538 | 18,518 |
| Furniture and Fixtures | 5,736 | |
| Accumulated Depreciation | (9,788) | (4,523) |
| Net Property and Equipment | 34,486 | 13,995 |
| **Other Assets** | | |
| Capitalized Software, net | 261,720 | 138,580 |
| Total Other Assets | 261,720 | 138,580 |
| **Total Assets** | $ 1,170,093 | $ 237,779 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 73,725 | $ 34,065 |
| Related Party Loan | 1,481 | 1,628 |
| Advanced Subscription Agreement | 257,945 | - |
| Total Current Liabilities | 333,151 | 35,693 |
| **Long-Term Liabilities** | | |
| Notes payable, net of current portion | - | 35,120 |
| Accrued Interest | - | 104 |
| Total Long-Term Liabilities | - | 35,225 |
| **Total Liabilities** | 333,151 | 70,917 |
| **Stockholders' Equity** | | |
| Common Stock, $0.0001 par value; 10,000,000 authorized; 5,541,385 and 4,705,377 issued and outstanding as of December 31, 2023 and 2022 | 554 | 471 |
| Additional Paid in Capital | 2,075,555 | 785,830 |
| Additional Paid in Capital - Share-Based Compensation | 73,900 | - |
| Subscription Receivable | (50,000) | (245,280) |
| Retained Earnings | (1,263,466) | (374,159) |
| Cumulative Translation adjustment | 399 | - |
| Total Stockholders' Equity | 836,942 | 166,861 |
| **Total Liabilities and Stockholders' Equity** | $ 1,170,093 | $ 237,779 |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2023 and 2022
(Audited)

| | 2023 | 2022 |
|---|---|---|
| Revenues | $ 24,000 | $ 21,395 |
| Cost of revenues | (142,853) | (88,337) |
| Gross Profit | (118,853) | (66,942) |
| | | |
| Operating Expenses | | |
| Advertising and marketing | 143,083 | 46,061 |
| General and administrative | 39,377 | 13,055 |
| Salaries and wages | 114,691 | 29,925 |
| Software development | 14,670 | 16,198 |
| Rent | 68,848 | 16,763 |
| Professional services | 268,935 | 79,598 |
| Depreciation and amortization | 51,446 | 23,286 |
| Total Operating Expenses | 701,050 | 224,886 |
| | | |
| Other Income (expense) | | |
| Other income/expense | 917 | - |
| Share-based Compensation | (73,900) | |
| Interest expense | (113) | (104) |
| FX Conversion | 3,692 | |
| Total Other Income (expense) | (69,404) | (104) |
| | | |
| Net Income (Loss) | $ (889,307) | $ (291,932) |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Audited)

| | Member Contributions | Common Stock Shares | Value ($ par) | Additional Paid in Capital | Subscription Receivable | APIC - Share-based Compensation | Cumulative Translation Adjustment | Retained Earnings/ (Accumulated Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2021 | $ 113,328 | - | $ - | $ - | $ - | $ - | $ - | $ (82,226) | $ 31,102 |
| Member Contribution | 137,813 | - | - | - | - | - | - | - | 137,813 |
| Acquisition of LLC | (251,140) | - | - | 251,140 | - | - | - | - | - |
| Issuance of Common Stock | - | 4,705,377 | 471 | 534,689 | (245,280) | - | - | - | 289,880 |
| Net loss | - | - | - | - | - | - | - | (291,932) | (291,932) |
| Balance as of December 31, 2022 | - | 4,705,377 | 471 | 785,830 | (245,280) | - | - | (374,159) | 166,861 |
| Issuance of Common Stock | - | 786,254 | 78 | 1,154,210 | 195,280 | - | - | - | 1,349,568 |
| Conversion of Convertible notes | - | 49,754 | 5 | 135,515 | - | - | - | - | 135,520 |
| Share-based Compensation | - | - | - | - | - | 73,900 | - | - | 73,900 |
| Net loss | - | - | - | - | - | - | 399 | (889,307) | (888,908) |
| Balance as of December 31, 2023 | $ - | 5,541,385 | $ 554 | $ 2,075,555 | $ (50,000) | $ 73,900 | $ 399 | $ (1,263,466) | $ 836,942 |

The accompanying footnotes are an integral part of these financial statements.

**MUSAFFA INC.**
**COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS**
For the Years Ended December 31, 2023 and 2022
(Audited)

| | 2023 | 2022 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ (889,307) | $ (291,932) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | 51,446 | 23,286 |
| Accrued interest | (104) | 104 |
| Share-Based Compensation | 73,900 | |
| Changes in operating assets and liabilities: | - | |
| Accounts receivable | 777 | (2,109) |
| Prepaids | (2,000) | |
| Accounts payable | 39,660 | 17,827 |
| Net cash provided by (used in) operating activities | (725,628) | (252,824) |
| | | |
| **Cash Flows from Investing Activities** | | |
| Computers and equipment | 20,020 | 13,724 |
| Furniture and Fixtures | 5,736 | |
| Capitalized Software | 168,692 | 115,891 |
| Net cash used in investing activities | 194,448 | 129,615 |
| | | |
| **Cash Flows from Financing Activities** | | |
| Related party loan | (147) | 1,628 |
| Issuance of convertible notes | 100,400 | 25,000 |
| Member contributions | - | 137,813 |
| Issuance of Common Stock | 1,349,569 | 300,000 |
| Subscription paid in advance | 257,945 | - |
| Net cash used in financing activities | 1,707,767 | 464,441 |
| Net change in cash and cash equivalents | 787,691 | 82,001 |
| Effects of exchange rate changes on cash | (232) | |
| Cash and cash equivalents at beginning of period | 83,096 | 1,094 |
| Cash and cash equivalents at end of period | $ 870,555 | $ 83,096 |
| | | |
| **Supplemental information** | | |
| Interest paid | 113 | - |
| Income taxes paid | - | - |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

## NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Musaffa, Inc. was registered in Delaware on April 25, 2022. The Company provides an all-in-one halal trading and investment platform and app where users can learn, connect, research, and invest in halal stocks and ETFs. Included in these combined financial statements are operations of Musaffa, Inc. and its wholly-owned subsidiaries (collectively, which may be referred to as the "Company," "we," "us," or "our"), Musaffa LLC and Musaffa Financial Solutions LLC ("Subsidiaries"). The Company's headquarters are in New York, New York.

Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC.

Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. (successor).

In December 2023 the Company began the process of forming a subsidiary, Musaffa Financing Broker Co., in Dubai, UAE for purposes of business operations in the country.

Since its inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise a substantial concern about the Company's ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 13) and funds from revenue-producing activities, if and when such can be realized. In the event that the Company is unable to secure additional short-term capital, there exists a risk of operational cessation, unless measures are taken to adjust costs and downsize operations to mitigate the possibility of winding down. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

In 2023 it was discovered that the Company included unvested shares of Class B common stock as issued and outstanding as of December 31, 2022. The correction results in an adjustment of the 2022 financial statements to reflect the accurate number of outstanding shares for the affected period. The noted adjustment had no financial impact.

## NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").  Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectible valuation of accounts receivable.

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company's checking account.

### Receivables and Credit Policy

Trade receivables from business-to-business customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

### Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is two to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2023.

### Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization of internal software development for each software project begins when the computer software is ready for its intended use. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2023, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue through monthly app subscriptions and B2B data solutions, selling data analytics. Customers pay in advance every month or every quarter, or may opt to pay for the whole year in advance.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. As of December 31, 2023, and December 31, 2022, the Company had no leases longer than 12 months.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – FIXED ASSETS

Fixed assets on December 31, 2023, and 2022 consist of the following:

|  | 2023 | 2022 |
|---|---|---|
| Computers and equipment | 38,538 | 18,518 |
| Furniture and Fixtures | 5,736 | - |
| Accumulated Depreciation | (9,788) | (4,523) |
| Total | $ 34,486 | $ 13,995 |

As of December 31, 2023, and 2022 the Company recorded depreciation expense of $5,265 and $4,120, respectively.

NOTE 5 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2023, and December 31, 2022, the Company capitalized software development costs of $168,692 and $115,901, respectively. During the years ended December 31, 2023, and December 31, 2022, amortization of software development costs totaled $45,551 and $19,165, respectively.

Capitalized software development costs on December 31, 2023, and 2022 consist of the following:

|  | 2023 | 2022 |
|---|---|---|
| Internal-Use Software | 135,688 | 80,396 |
| External-Use Software | 194,575 | 81,175 |
| Accumulated Amortization | (68,543) | (22,991) |
|  | $ 261,720 | $ 138,580 |

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

NOTE 6 – LOANS

In 2023, the Company entered into agreements with three distinct investors for a total of $100,400 in unsecured convertible notes, with a maturity of ten years from the agreement date. One investor contributed $50,400, accruing interest at a rate of 2.72% per annum, while two investors contributed $25,000 each, accruing at 0% interest. If the Company had not paid the notes before the maturity date, all principal and accrued interest would have been converted into common stock equity of the Company at a price per share equal to the quotient of the fair market value divided by the total number of company stock outstanding immediately prior. In 2023, the Company successfully negotiated the conversion of all outstanding convertible notes, comprising convertible notes initiated in 2023 totaling $100,400 and convertible notes initiated in 2022 amounting to $35,120, into 49,754 shares of class B common stock. As of December 31, 2023, the remaining balance of convertible notes stands at $0.

Operating within the Islamic Finance industry, the Company abstains from employing interest-bearing instruments, in accordance with Islamic ethical principles. As a result, all signatories of convertible notes have waived their entitlement to any accrued interest, if applicable, under the convertible notes.

NOTE 7 – RELATED PARTY

From time to time, the Company takes advances from members. As of December 31, 2023, and 2022 advances from related parties were $1,481 and $1,628, respectively. These advances have no interest rate or specified maturity date.

NOTE 8 – INCOME TAXES

The Company plans to file for the period ending December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 9 – EQUITY

The Company is authorized to issue 10,000,000 shares of common stock at $0.0001 par value. Common stock is broken into 4,320,000 shares of Class A Common Stock and 5,680,000 shares of Class B Common Stock. Each holder of Class A Common Stock shall be entitled to one vote for each share of stock held on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

In 2022, all 4,320,000 shares of Class A Common stock were issued in exchange for the founder's entire ownership interest in Musaffa, LLC in the form of an equity exchange. Additionally, 385,377 shares of Class B Common Stock were issued. As of December 31, 2022, the Company had 4,320,000 shares of Class A Common Stock and 385,377 shares of Class B Common Stock issued and outstanding.

In 2023, the Company repurchased 210,000 shares of Class A Common stock and were re-issued as stock options. Additionally, 1,046,008 shares of Class B Common Stock were issued. As of December 31, 2023, the Company had 4,110,000 shares of Class A Common Stock and 1,431,385 shares of Class B Common Stock issued and outstanding.

See Note 12 for further equity commitments and for subsequent events affecting the number of authorized shares.

NOTE 10 – EQUITY-BASED COMPENSATION

In 2022, the Company adopted a 2022 Stock Option ("2022 Plan") which permits the grant or option of shares to its employees for up to 210,000 shares of Class A common stock and 666,486 shares of Class B common stock. As of December 31, 2023, 210,000 Class A and 268,828 Class B options were granted.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 and 2022
(AUDITED)

of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted were as follows:

| | |
|---|---|
| Exercise price | $ 2.52 |
| Fair value share price | $ 2.52 |
| Expected volatility | 46% |
| Expected term | 5.00 years |
| Expected dividend rate | 0.00% |
| Risk-free rate | 4.24%, 4.72% |
| Fair value per share option | $ 2.52 |

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2023 was $73,900. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $468,864 as of December 31, 2023.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company initiated legal proceedings in the State of New York on October 16, 2023, against a former service provider who rendered inadequate marketing services and left the company, subsequently making unsupported claims. The further outcome of this legal proceeding can be found below. The Company has not been involved in any other litigation and there are no any threatening or pending litigation. See Note 13, Release and Settlement Agreements for further details.

In 2022, the Company entered into an investment agreement with one investor for a committed capital amount of $1,005,480, divided into three payments, two of which would be received upon achieving milestone events. As of April 21, 2024, the Company has received $593,104 of capital from the investor. Upon completion of the milestone events, the Company will issue additional shares and receive cash from the committed amount. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2020 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

NOTE 13 – SUBSEQUENT EVENTS

Stock Split

On February 29, 2024, the Company implemented a 6-for-1 forward stock split of all issued and outstanding Common Stock. Under this split, for every 1 share of issued and outstanding Common Stock with a par value of $0.0001, shareholders received 6 new shares of Common Stock. No fractional shares were issued. Concurrently, the authorized number of shares increased by a factor of 6, resulting in a total of 60,000,000 Common Stock shares for the Company. The necessary amendments to the Certification of Incorporation have been filed with state registration authorities to reflect these changes.

Common Stock

In 2024, the Company issued shares to raise funds as follows, reflecting 6-for-1 stock split numbers:

**MUSAFFA, INC.**
**NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2023 and 2022**
**(AUDITED)**

- On February 16, 2024, the Company issued 37,500 Class B shares to raise $25,000.
- On February 26, 2024, the Company issued 226,074 Class B shares to raise $150,716.
- On April 16, 2024, the Company issued 300,000 Class B shares to raise $200,000.

Additionally, the Company granted 75,000 Class B shares in the form of RSA stocks to French Professional Footballer Nabil Fekir (2018 FIFA World Cup Champion) with a 1/18 vesting schedule. No funds were raised under this agreement, as the equity was granted for his services to promote Musaffa's brand as a celebrity.

Crowdfunded Offering

The Company launched two crowdfunding campaigns in 2024. The first campaign was conducted on the Wefunder platform, with a minimum target of $50,000 and a maximum target of $500,000. Through this campaign, the Company successfully raised $150,716 and issued 226,074 Class B shares. The second campaign was launched on March 19, 2024, in collaboration with Dealmaker Securities LLC, aiming for a minimum target amount of $10,000 and a maximum offering of $4,844,999.98.

Release and Settlement Agreements

The Company has recognized the contributions of four individuals, comprising one employee and three contractors, all of whom played pivotal roles in the early growth of the Company. The Company has committed to a total amount of $210,630, to be distributed among all four individuals. Additionally, the Company has reached a settlement agreement with a marketing services provider based in Canada, amounting to $350,000. Of this sum, a partial payment of $30,000 has already been paid, with the remaining balance of $320,000 scheduled to be paid over four years. These expenses are classified as one-time incurred payments and are not expected to recur annually following their full settlement.

Significant transactions

As part of the Company's strategic vision, on December 8, 2023, the Board approved the expansion of its business into the MENA (Middle East and North Africa) region by opening a new office in Dubai, UAE. To support this initiative, a partnership named "Musaffa Financing Broker Co." was established to facilitate the opening of the office. This partnership obtained a trade license and signed a 1-year lease agreement. The Company plans to acquire ownership of Musaffa Financing Broker Co. and convert it into a wholly-owned subsidiary by the end of Q4, 2024.

Management's Evaluation

Management has evaluated subsequent events through April 25, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.